

Mail Stop 3233

January 10, 2018

Via E-mail
Mary Doyle
Chief Financial Officer
Great Ajax Corp.
9400 SW Beaverton-Hillsdale Hwy.
Suite 131
Beaverton, OR 97005

   Re: Great Ajax Corp.
     Form 10-K
     Filed March 2, 2017
     Response Dated November 22, 2017
     File No. 001-36844

Dear Ms. Doyle:

  We have reviewed your response to our comments and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K

Financial Statements

Note 3. Mortgage Loans, page F-3

1. Please refer to the response to comment 4. While we understand the mechanics of reducing the carrying value of the loans by all cash receipts and increasing the carrying value by accretion income recognized, it is not clear to us how that is reflected in table 7. In particular, we are unclear how the "accretion income recognized" and "payments received" line items in table 7 reconcile to similar line items in your consolidated statements of cash flows. Please provide us with a reconciliation of these amounts.   In

addition, please explain to us why the interest income accreted in 2015 per table 7 exceeds the total payments received.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202)551-3851 or the undersigned at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

`

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities